Confidential Treatment Request Pursuant to
17 CFR § 200.83 and the Freedom of
Information Act
November 22, 2010
FOIA CONFIDENTIAL TREATMENT REQUEST
VIA EDGAR AND OVERNIGHT COURIER
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-4631
Attn:	Mr. Rufus Decker Accounting Branch Chief
Re:	International Lease Finance Corporation Form 10-K for the Year Ended December 31, 2009 Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010 File No. 001-31616
Ladies and Gentlemen:
     This letter is submitted by International Lease Finance Corporation, a California corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on October 27, 2010. The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”); (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (the “March 10-Q”); and (iii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (the “June 10-Q”).
     For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response.
10250 Constellation Blvd, Suite 3400, Los Angeles, CA 90067 (310) 788-1999 Fax: (310) 788-1990

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 2
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

The Company respectfully advises the Staff that, where a comment from the Staff requests additional disclosures or other revisions to be made, the Company will include revised or additional disclosure in its future filings with the SEC as indicated in its responses below.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Debt Financings, page 22
2.	You disclosed that you are required to maintain a maximum ratio of consolidated indebtedness to consolidated tangible net worth, a minimum fixed charge coverage ratio and a minimum consolidated tangible net worth. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company has disclosed the specific terms of its minimum fixed charge coverage ratio and the actual fixed charge coverage ratio for the twelve months ended September 30, 2010, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Financings” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. As a result of the Company’s net loss for the nine months ended September 30, 2010, its fixed charge coverage ratio became close to the minimum requirement of 1.10x contained in certain of the Company’s debt agreements. Accordingly, the Company provided the specific calculation of its fixed charge coverage ratio for the twelve months ended September 30, 2010.

The Company further advises the staff that its management does not believe it is reasonably likely that the Company will become non-compliant with any of its other debt covenants. Other than the minimum fixed charge coverage ratio, the Company’s debt agreements contain two financial covenants (a maximum ratio of consolidated indebtedness to consolidated tangible net worth and a minimum consolidated tangible net

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 3
worth) and there are currently significant cushions between the required ratios/amounts and the actual ratios/amounts for these financial covenants. Therefore, pursuant to Section IV.C of SEC Interpretive Release No. 33-8350, the Company does not believe it needs to provide additional disclosure regarding these other debt covenants.
Critical Accounting Policies and Estimates
Flight Equipment, page 34
3.	In the interest of providing readers with a better insight into management’s judgments in accounting for flight equipment, including flight equipment held for sale, please consider disclosing the following:
•	Please disclose how you group these assets for purposes of considering whether an impairment exists;

•	Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances including when flight equipment is transferred to flight equipment held for sale;

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes; and

•	To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:
•	The percentage by which the undiscounted cash flows exceed the carrying value;

•	The carrying value of these assets;

•	A description of the assumptions that drive the undiscounted cash flows;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

The Company respectfully advises the Staff that in connection with the evaluation of aircraft for potential impairment, the Company’s unit of account is the individual aircraft.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 4
The Company does not group aircraft in connection with its impairment analysis. This determination was made in accordance with ASC 360-35-23 which requires, “For purposes of recognition and measurement of an impairment loss ... assets shall be grouped with other long-lived assets for which identifiable cash flows are largely independent of the cash flows of other assets.” The Company believes that each individual aircraft have cash flows largely independent of other aircraft in the fleet.

The Company will make the following modifications to its disclosure of its Critical Accounting Policies and Estimates under Flight equipment in future filings:
“Recoverability of assets is determined at an individual aircraft level and measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates and terms and estimated residual values, scrap values or sale values as appropriate for each aircraft.”
The Company further advises the Staff that the determination of when assets should be tested is dependent on the events and circumstances which may indicate impairment on an interim basis. The Company will make the following modifications to its disclosure of its Critical Accounting Policies and Estimates under Flight equipment in future filings:
“The Company evaluates quarterly the need to perform a recoverability assessment as required under GAAP and performs a recoverability assessment of all aircraft in its fleet at least annually. An assessment is performed whenever events or changes in circumstances indicate that the carrying amount of an aircraft may not be recoverable. These situations include changes in contracted lease rates, the aircraft being re-leased, the aircraft not being subject to lease, changes in portfolio strategies and changes in the demand for a particular aircraft type. Further, the Company may perform a recoverability assessment if changes in economic and market circumstances require it to change its assumptions related to future estimated cash flows.”
Further, the Company has noted the Staff’s comment with respect to disclosing its policies regarding transferring flight equipment into Flight equipment held for sale. The Company will make the following modifications to its disclosure of its Critical Accounting Policies and Estimates under Flight equipment in future filings:
“ILFC classifies aircraft as Flight equipment held for sale when all the following criteria are met: (i) management has received appropriate approvals to sell the aircraft and is committed to a formal plan; (ii) the aircraft are available for immediate sale; (iii) the aircraft are being actively marketed; and (iv) the sale is probable of occurring during the ensuing year. Aircraft classified as Flight equipment held for sale are recorded at the lower

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 5
of their carrying amount or estimated fair value less estimated costs to sell. If the carrying value of the aircraft exceeds its estimated fair value, then a loss is recognized in Flight equipment marketing in our Condensed, Consolidated Statement of Income. The Company ceases to record depreciation at the time the asset is transferred to Flight equipment held for sale.

Management evaluates all contemplated aircraft sale transactions as to whether all the criteria required have been met under GAAP in order to classify an aircraft as Flight equipment held for sale. Management uses judgment in evaluating these criteria. Due to the uncertainties and uniqueness of any potential sale transaction, the criteria generally will not be met for an aircraft to be classified as Flight equipment held for sale unless the aircraft is subject to a signed sale agreement, or management has made a specific determination and obtained appropriate approvals to sell a particular aircraft or group of aircraft. At the time aircraft are sold, or classified as Flight equipment held for sale, the cost and accumulated depreciation are removed from the related accounts. Any gain or loss recognized at the time of a sale, or reclassification to held for sale, of an aircraft is recorded in Flight equipment marketing in our Condensed, Consolidated Statements of Income.”
The Company further advises the Staff that in its most recently filed Report on Form 10-Q for the period ended September 30, 2010, in Footnote D on page 14, the Company disclosed how assumptions and methodologies have changed since the prior year with respect to accounting for Flight equipment. Specifically the Company disclosed the decline in demand for certain aircraft types and other macroeconomic factors that affected estimated future lease rates. The Company will update and add similar disclosures, as appropriate, in future filings to its Critical Accounting Policies and Estimates, under Flight equipment.

In addressing the Staff’s comments pertaining to disclosures surrounding assets for which undiscounted future cash flows are not substantially in excess of the carrying values, the Company respectfully refers the Staff to the Company’s previous letter to the Staff dated as of July 28, 2009.

The Company further advises the Staff that the Company employs a process of assessing aircraft for impairment ***. The Company discloses *** the aircraft most susceptible to failing the impairment test. Further, the Company discloses the number of aircraft and net book value of these aircraft under Critical Accounting Policies and Estimates in its 2009

***	Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 6
10-K on page 34.

In response to the Staff’s comment letter to the Company dated July 14, 2009, the Company provided enhanced disclosures related to impairments corresponding to the manner in which the Company identifies, monitors, and evaluates aircraft for potential impairment, including the assumptions that impact those assessments. In addition, the disclosure quantified the number and carrying value of these affected aircraft. The Company respectfully refers the Staff to page 40 of its Report on Form 10-Q as of September 30, 2010, where the Company disclosed:
“Further, we identify those aircraft that are most susceptible to failing the recoverability assessment and monitor those aircraft more closely, which may result in more frequent recoverability assessments. The recoverability of these aircraft is sensitive to changes in contractual cash flows, future cash flow estimates and residual values. These are typically older, less efficient aircraft that are less in demand and have lower lease rates. As of September 30, 2010, we had identified 70 aircraft as being susceptible to failing the recoverability test. These aircraft had a net book value of $2.4 billion at September 30, 2010. Management believes that the carrying value of these aircraft is supported by the estimated future undiscounted cash flows expected to be generated by each aircraft.”
The Company further refers the Staff to page 40 of its Report on Form 10-Q for the period ended September 30, 2010, where the Company discloses the items used in its recoverability assessments as follows:
“The recoverability of these aircraft is sensitive to changes in contractual cash flows, future cash flow estimates and residual values.”
Events that will impact these items are also disclosed on the same page as follows:
“Nevertheless, we believe a full recovery of the airline industry may not be imminent, and we predict lower lease rates and increased costs associated with repossessing and redeploying aircraft will continue to have a negative impact on our operating results through 2011, including causing future potential aircraft impairment charges.”
The Company will update and modify disclosures to enhance Flight equipment disclosures in future filings to reflect future circumstances.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 7
Controls and Procedures, pages 37
4.	We note your statement that “our management, including the Certifying Officers, recognizes that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” Please confirm to us and revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II, Part F(4) of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

The Company respectfully confirms to the Staff that its disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at the reasonable assurance level as of December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010.

The Company will revise its disclosure required under Regulation S-K Item 307, beginning with the Company’s Form 10-K for the year ending December 31, 2010. The Company intends to include the following revised disclosure in response to the Staff’s comment:
“We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the periods specified in the rules and forms of the Securities and Exchange Commission. Such information is accumulated and communicated to our management, including the Chief Executive Officer and the Senior Vice President and Chief Financial Officer (collectively the “Certifying Officers”), as appropriate, to allow timely decisions regarding required disclosure.

In conjunction with the close of each fiscal quarter, we conduct a review and evaluation, under the supervision and with the participation of our management, including the Certifying Officers, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on that evaluation, our Certifying Officers have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2010, the end of the year covered by this annual report.”

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 8
Financial Statements
Consolidated Statements of Cash Flows, page 48
5.	You recorded changes in restricted cash under cash flows from investing activities. You indicate that restricted cash consists of segregated security deposits, maintenance reserves, and rental payments related to aircraft funded under the 1999 and 2004 ECA facilities. For each of the components of restricted cash, please tell us how you determined that the changes in restricted cash should be classified as investing activities instead of financing activities pursuant to FASB ASC 230-10-45-14 through 15.

The Company notes the Staff’s comment and respectfully advises the Staff that, rental payments, security deposits and maintenance reserves received from the Company’s lessees and restricted from use in its operations under the ECA facilities are deposited into cash accounts on which the Company earns interest, and from which Security deposit returns and maintenance reserve reimbursements are directly paid to the lessees. The Company views the funds it holds in these segregated accounts as its cash with a contractual limitation on the Company’s ability to withdraw the funds at any time; accordingly, the Company considers a balance on deposit in a restricted cash account the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. The Company therefore considers deposits and withdrawals of principal balances in restricted cash accounts to represent the creation or return of investment, which the Company believes should generally be presented as an investing activity in the statement of cash flows and that the presentation is in accordance with ASC 230-10-45-13. The Company has reviewed ASC 230-10-45-15 and does not believe its restricted cash balances are characterized as any of the following: (i) payment of dividends or other distributions to owners, including outlays to reacquire the entity’s equity instruments; (ii) repayments of amounts borrowed; (iii) other principal payments to creditors who have extended long-term credit, which indicates that most principal payments on seller-financed debt directly related to a purchase of property, plant, and equipment or other productive assets; (iv) distributions to counterparties of derivative instruments that include financing elements at inception, other than a financing element inherently included in an at-the-market instrument with no prepayments; and (v) payments for debt issue costs.

6.	We note that you acquired flight equipment under operating leases. Please clarify whether there were any associated overhaul payments that the lessee previously made to the seller of the aircraft. If so, please clarify whether you assumed the liabilities related to those overhaul payments. For any assumed liabilities, please clarify your accounting and indicate whether you reflected the assumption of these liabilities in your statement of cash flows.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company acquired aircraft new from Boeing and Airbus and delivered these aircraft directly to the Company’s customers (i.e., the lessees). As such, there were no associated

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 9
overhaul payments with the aircraft at the time they were purchased from the manufacturers.

7.	Please tell us how you reflect the cash flows related to your overhaul rentals and any other maintenance related deposits you receive from your customers as well as your reimbursement of such amounts. With reference to the authoritative literature you relied on, please provide support for such classification. Please provide for us the cash inflows and outflows related to each of these items for each period presented.

The Company notes the Staff’s comment and respectfully advises the Staff, that the Company receives contingent rental payments (“Overhaul Rentals”) based on flight hours or cycles flown under some, but not all, of its operating lease agreements. A cycle is equivalent to one take-off and one landing. Under the terms of its lease agreements, the Company will reimburse the lessee for documented costs associated with contractually specified major airframe and engine maintenance events incurred up to, but not exceeding the amount of, aggregate Overhaul Rentals received. The Company’s statement of cash flows includes the following activities related to overhauls: (i) contingent overhaul rentals are included in net income and therefore reflected as an increase in cash flows from operating activities; (ii) the provision for overhaul reimbursements is included in net income and therefore reflected as a decrease to cash flows from operating activities, and in Customer deposits as an increase to cash flows from financing activities; and (iii) overhaul reimbursements are reflected in Customer deposits as a decrease in financing activities. For example, when the Company receives overhaul rentals from a lessee, the Company includes the net overhaul amounts (i.e., overhaul rentals less the amount estimated to be returned to lessees) in its net income which is included in its cash flow from operating activities. Likewise, the Company increases cash flow from financing activities through an increase in Customer deposits by part of the overhaul rentals received from lessees, and when overhaul reimbursements are made to the lessee, the Company decreases cash flow from financing activities as a decrease to Customer deposits. The Company referred to ASC 230-10-20 to determine the classification on the cash flow statement: 230-10-20 states (i) cash inflows from operating activities are cash receipts from goods or services and are generally the cash effects of transactions and other events that enter into the determination of net income and (ii) borrowing money and prepaying amounts borrowed should be classified as financing activities. The Company further advises the staff that (i) it disclosed changes to the overhaul reserves in Schedule II on page 86 in its 2009 10-K; (ii) total overhaul revenue included in Rental of Flight Equipment on the Company’s statements of income were $642.9 million, $566.6 million and $583.2 million for the years ended December 31, 2009, 2008 and 2007, respectively; and (iii) overhaul revenue is disclosed in Note H as part of the contingent rentals on page 68 of the Company’s 2009 10-K.

8.	Please reconcile your acquisition of flight equipment under operating leases outflows to your increase in flight equipment under operating leases as reflected in your balance sheet. In this regard, we note your supplemental disclosure of cash flow information

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 10
related to deposits on flight equipment purchases as well as your proceeds from disposal of flight equipment.

In response to the Staff’s comment, below is a reconciliation of (i) the net change in Flight equipment under operating leases from December 31, 2008 to December 31, 2009 to (ii) the acquisitions of flight equipment under operating leases as shown in the Company’s statement of cash flows for the year ended December 31, 2009.

(Dollars in thousands)
Net change in flight equipment from December 31, 2008 to December 31, 2009	$709,662

Change in Flight equipment under operating leases for the year ended December 31, 2009:
Increases to Fight equipment for the year ended December 31, 2009:
Acquisitions of flight equipment under leases	2,577,410
Non-cash transfer of deposits	419,937
Notional account transfer	742

Total Increases	2,998,089

Decreases to Flight equipment for the year ended December 31, 2009:
Provision for depreciation	(1,959,448)
***	***
***	***
***	***
Reclassification to sales-type leases	(58,965)
Reclassification to lease receivable for loss of aircraft	(20,921)
Reclassification of aircraft held for sale	(10,521)
***	***
***	***
Total Decreases	(2,288,427)

Net change in Flight equipment from December 31, 2008 to December 31, 2009	$709,662

***	Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 11
9.	For each period presented, please tell us the gross proceeds from disposal of flight equipment and the gain or loss recognized on disposal. Please also tell us the gross collections of finance and sales-type leases and income amortized. Provide us with the authoritative literature that supports this net presentation.

	For the Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Proceeds received from sale of flight equipment	***	***	***
Net (gain) loss from sale of flight equipment	***	***	***

Net proceeds presented on the Statement of Cash Flows	$196,934	$390,868	$186,912

For the Year Ended December 31,
	2009	2008	2007
(Dollars in thousands)
Gross collections of finance and sales type leases	***	***	***
Interest income	***	***	***

Net amortization of finance and sales type leases	***	***	***

The Company notes the Staff’s comment and respectfully advises the Staff, that the Company recognizes that the literature recommends a gross presentation of proceeds from disposal of flight equipment in the Statement of Cash Flows. However, the Company believes a net presentation of proceeds received and any gain or loss realized from the disposal of flight equipment in its statement of cash flows is necessary in the context of its business and maintaining its relationships with business partners. Because the Company may sell a relatively small number of aircraft in a particular year, presentation on a gross basis would disclose critical operational and proprietary information to the Company’s business partners and competitors, including access to information related to the pricing of aircraft, which would be detrimental to the Company’s business, business partners and customers. The counterparties to the Company’s sales transactions are generally its competitors, business partners or customers.

***	Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 12
Note B — Summary of Significant Accounting Policies
Lease Revenue, page 53
10.	On pages 33 and 53, you disclose that lease revenues from the rental of flight equipment have been reduced by payments received directly by you or by your customers (from the notional accounts established) from aircraft and engine manufacturers. However, on page 54, you disclose that under arrangements with manufacturers, in certain circumstances, the manufacturers establish notional accounts for your benefit, to which they credit amounts when you purchase and take delivery of and lease aircraft. You disclose that the amounts credited are recorded as a reduction in Flight equipment under operating leases with a corresponding charge to a receivable until you utilize the funds. It is not clear whether the notional accounts discussed on page 53 are the same as the notional accounts discussed on page 54. Please revise your disclosure to clarify whether the notional accounts discussed on page 53 are different from the notional accounts discussed on page 54. With regards to your disclosures on pages 33, 53 and 54, please provide the following and revise your disclosures as necessary to clarify:
•	You indicate that lease revenues are reduced by payments received from the aircraft and engine manufacturers. Please tell us your basis for this accounting treatment. Please cite the accounting literature used to support your conclusions;

•	On page 54, you indicate that amounts credited to the notional accounts are used at your discretion, subject to certain limitations set forth in your agreements with the manufacturers. If the amounts received can be used at your discretion, please tell us why it is reflected as a credit to lease revenues. Please also clarify what you mean when you say “amounts credited” to the notional accounts;

•	On page 54, you also indicate that “the amounts credited are recorded as a reduction in Flight equipment under operating leases with a corresponding charge to a receivable until you utilize the funds.” Please tell us the basis for your accounting treatment. Please also tell us the amounts received and/or recognized for each period presented in your financial statements; and

•	Please tell us how the cash flows related to payments received from notional accounts and payments made from those notional accounts are reflected in your statements of cash flows.
The Company notes the Staff’s comments and respectfully advises the Staff that the notional accounts the Company has referred to in its disclosures on pages 33, 53 and 54 in its 2009 10-K are the same notional accounts. The Company will cross reference the disclosures related to notional accounts in Critical Accounting Policies and Estimates to and from its accounting policy related to Lease Revenue and to and from its accounting policy related to Flight Equipment in its future filings to enhance the transparency of its disclosures related to notional accounts.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 13
Further, the Company respectfully refers the Staff to the Company’s response to question five in a letter from the Staff dated as of May 30, 2007. In that response, the following information was presented:
***
Note: the Company received confidential treatment for this in 2007.
ASC 605-50-05-1 provides guidance on “consideration given by a vendor to a customer (including both a reseller of the vendor’s product and an entity that purchases the vendor’s products from a reseller).” The amounts made available for use by the Company constitute consideration given to a customer (the Company) by a vendor (Aircraft Manufacturers). ASC 605-50-45-2 further states, “Consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.” While this guidance is principally directed at retailers and their suppliers, the Company believes this literature applies to the Company in its relationships with the manufacturers and specifically in the case of the notional accounts. Therefore, when amounts become contractually available to the Company it records a receivable from the vendor and reduces the purchase price of aircraft purchased from the manufacturers. On page 54 of the Company’s 2009 10-K, the Company discloses this activity in its reference to the statement, “in certain circumstances the manufacturers establish notional account for our benefit, to which they credit amounts when we purchase and take delivery of and lease aircraft.”
*** in accordance with ASC 605-50-45-2.
For the periods presented in the Company’s 2009 10-K, the Company recorded the following reductions in Flight equipment and revenue:

For the Years Ended	Reductions in		Reductions in
December 31,	Flight Equipment		Rental Revenue

2009	*	**	*	**
2008	*	**	*	**
2007	*	**	*	**

***	Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 14
The receivable for the notional accounts is included in Lease receivables and other assets on the Company’s Consolidated Balance Sheets. Any increase to the receivable and therefore reduction in the purchase price of aircraft is shown as a non-cash activity in the notes to the Company’s Statement of Cash Flows. When the revenue is recorded it has been reduced by the subsidy paid by the manufacturer (in this instance, when the Company reduces revenue), and the change in Lease receivables and other assets creates an add back in Cash Flows From Operating Activities, which adjust cash flows from operating activities to reflect the actual cash received from the customer for the lease payments.
11.	You disclosed that overhaul rentals are included under the caption rental of flight equipment in your consolidated statements of income. For certain airframe and engine overhauls, the lessee is reimbursed for the costs incurred up to, but not exceeding, related overhaul rentals paid by the lessee for usage of the aircraft. We have the following comments in this regard:
•	With reference to the lease terms, please clarify when and how you recognize overhaul rentals. Please identify the authoritative literature that supports your accounting;

•	Please tell us how you account for overhaul rentals if you expect that the lessee will be reimbursed for the costs incurred up to, but not exceeding the related overhaul rentals paid by the lessee. Please tell us how you determined that it was appropriate to record your overhaul rentals as revenue, if these overhaul rentals will be reimbursed to the lessee; and

•	Clarify whether overhaul rental payments made in excess of overhaul costs incurred by the lessee are refundable to the lessee. If so, please clarify your accounting for these excess payments.
The Company notes the Staff’s comment and respectfully advises the Staff that the Company acquires new commercial passenger jet aircraft from its major suppliers, and leases those aircraft to airlines around the world. Further, the Company respectfully refers the Staff to the Company’s response to comment 14. Under the terms of the Company’s leases, the lessee is contractually responsible for all repairs and recurring and major maintenance events of the leased aircraft throughout the lease term. In addition, the Federal Aviation Administration requires that aircraft operators develop maintenance plans and be solely responsible for all repairs and maintenance for the commercial aircraft they operate, including leased aircraft. Some, but not all, of the Company’s operating lease agreements require the lessees to make Overhaul Rentals based on flight hours or cycles flown. A cycle is equivalent to one take-off and one landing. Under the terms of these lease agreements, the Company will reimburse the lessee for documented costs associated with contractually specified major airframe and engine maintenance events incurred up to, but not exceeding, the amount of contingent rental payments

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 15
remitted to the Company. The Company’s lessees do not have rights to receive any of the excess contingent rental payments at the end of the lease.
The Company structures its operating leases with a variety of features designed to be responsive to its customers’ needs, balanced with its economic requirements for each lease transaction. These features include, but are not limited to, fixed lease rates, variable lease rates based on flight hours or cycles flown, Overhaul Rentals, security deposits, and others. The Company utilizes a combination of these features, which contribute to the total financial return of the lease.
Overhaul Rentals are measured based on factors directly related to the use of the aircraft, such as flight hours flown or the number of cycles in a particular measurement period, as reported by the lessee. Because these Overhaul Rentals are based on the future use of the aircraft by the lessee, they meet the definition of a contingent component of the rental paid by the lessee. The Company is not in the aircraft maintenance business and does not perform repairs and maintenance, including overhauls, for aircraft under lease. Accordingly, no revenue is recognized for performing maintenance or overhaul services. As such, all payments are characterized as rent payments under the lease. The FASB Codification, ASC 840-10-20 Glossary, defines Contingent Rentals as follows:
“The increases or decreases in lease payments that result from changes occurring after lease inception in the factors (other than the passage of time) on which lease payments are based, excluding any escalation of minimum lease payments relating to increases in construction or acquisition cost of the leased property or for increases in some measure of cost or value during the construction or pre-construction period. The term contingent rentals contemplate an uncertainty about future changes in the factors on which lease payments are based.”
The current FASB Codification definition is consistent with the Contingent Rentals definition contained in the FASB’s Lease Accounting Exposure Draft, Issued August 17, 2010, Appendix A “Defined Terms.”
“Lease payments that arise under the contractual terms of a lease because of changes in facts or circumstances occurring after the date of inception of the lease, other than the passage of time.”
The Company looks to SAB Topic 13 in determining the period in which the Overhaul Rental revenue is recorded. SAB Topic 13(A)(4)(c) indicates that contingent revenue should be recorded in the period in which the contingency is resolved. The contingency related to Overhaul Rental is resolved upon the receipt of flight hour information, in that the amount due under the contract becomes fixed or determinable as the aircraft is operated.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 16
The Company recognizes there is diversity in practice in how lessors account for Overhaul Rentals. This was acknowledged by the FASB staff during its deliberation of EITF Issue 08-3, “Accounting by Lessees for Maintenance Deposits.” The FASB staff identified six principle methodologies used in current practice across the leasing industry. The Company has evaluated its accounting treatment of Overhaul Rentals in light of those methodologies and uses one of the six methods identified by the EITF, which provides to treat all amounts received as rental revenue. At the same time the Overhaul Rentals are received (and recorded as revenue) an expense is booked for any estimated reimbursements to be made to the lessee. The reserve for reimbursements and the reimbursement rate is evaluated periodically. The Company believes that its overhaul reimbursement meets the definition of a liability as provided by FASB Statement of Financial Accounting Concept 6, which defines a liability as “. . . probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities as a result of past transactions.” The Company recognizes its contractual obligation to reimburse the lessee as an obligation related to its ongoing recurring activities, as it is probable and estimable. The Company reviews its estimate of future reimbursements quarterly and provides a charge to income for the contingent reimbursement it estimates will be made during the remaining life of the leases. Please see the response to comment 14 for a discussion of how the Company estimates the overhaul liability.
The Company believes that it is appropriate to report its Overhaul Rentals in its statement of income as revenue on a gross basis, as these revenues are realized or realizable and earned. Furthermore, the Company discloses both the contingent rents and the provision for overhauls amounts in a manner that is transparent to the users of the financial statements. The Company believes its disclosures provide its users with decision useful information which assists the users in evaluating the Company’s financial results in comparison with other leasing companies that may have alternative accounting methodologies related to Overhaul Rentals. Specifically, the Company discloses the charge to income for the contingent reimbursement on the face of the statement of income as a separate line item entitled “Provision for overhauls.” The Overhaul Reserve is included in “Customer Deposits” on the Company’s consolidated balance sheets and the Company discloses all activities in the Overhaul Reserve on Schedule II in its 2009 10-K. The Company also discloses in the notes to the financial statements in its 2009 10-K (i) its accounting treatment of Overhaul Rentals in Note B, Lease Revenue, and (ii) the amount of contingent rent, which includes Overhaul Rentals, recognized each period in Note H, Rental Income.
The Company recognizes and transparently discloses contingent rental revenue based on flight hour and cycle information received from the lessees, and records a charge to income related to the estimated reimbursement liability based on its historical reimbursement experience. To the extent that the Company estimates that the Overhaul Rentals exceed the estimated reimbursement charge to income, the Company reports a net credit amount through its income statement. The Company believes that this

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 17
accounting treatment is in accordance with generally accepted accounting principles, as described above, and is consistent with the basic tenets of ASC 840, which is to straight-line components of a lease over the term of the lease.
Flight Equipment Marketing, page 53
12.	We note that flight equipment marketing consists of revenue generated from the sale of flight equipment and commissions generated from leasing and sales of managed aircraft. We have the following comments in this regard:
•	Based on your disclosures in Management’s Discussion and Analysis, it appears you are reflecting the net gains or losses related to your sale of flight equipment in revenues rather than reflecting the gross proceeds as revenue and the carrying value of such flight equipment within cost of sales. In light of your disclosure that you engage in the marketing of your flight equipment through the lease term and the fact that you regularly sell aircraft from your leased aircraft fleet, please provide support for this net presentation; and

•	Provide for us the gross proceeds from the sale of aircraft, the respective carrying amount of the sold aircraft for each period presented and the resulting gain or loss recognized for the aircraft sold. In this regard you indicate in Management’s Discussion and Analysis that the loss of $11 million from flight equipment marketing was due to renegotiated leases which converted three operating leases into sales-type leases.
The Company respectfully advises the Staff that although it sells aircraft from its leased fleet to third parties, its primary operation is to acquire new jet aircraft and lease those aircraft to airlines around the world. As such, the number of aircraft sales varies from period to period. Further, the Company may act as an agent or as a principal in its sales activities. ASC 360 does not address the gross or net income statement presentation of gains and losses from sales of long lived assets. However, the Company views the final disposition of aircraft as the culmination of the aircraft ownership cycle. The sale of an aircraft represents the realization of the residual value of the aircraft to the Company, and as such, the Company believes that presenting the net gain or loss attributable to these transactions provides the users of the Company’s financial statements with decision useful information for understanding and evaluating the Company’s financial results compared to its competitors.
Further, due to the significant carrying value of the assets that are being sold in relation to other revenue items, the Company believes that disclosing the gross proceeds as revenue and recording the carrying value of the sold assets as cost of sales would cause a distortive effect on presented results, as Rentals from flight equipment may be comparatively smaller in magnitude but represent the Company’s primary operations. The net presentation more fairly presents the activities of the Company in realizing the residual value of aircraft used in its leasing activities and as its role as an agent or principal in its marketing activities.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 18
The Company further advises the Staff that disclosing gross proceeds and the carrying value of aircraft sold could negatively impact the competitive position of the Company. The Company may sell a relatively small number of aircraft in a particular year and aircraft sales transactions are subject to significant negotiation. The Company believes that providing the marketplace with detailed proceed and cost information would negatively impact the Company’s competitive position, as well as its relationships with its business partners and customers.
The Company respectfully advises the Staff that activity in Flight equipment marketing for the periods presented in its 2009 10-K and the nine months presented in its September 30, 2010, 10-Q is as follows:

	For the Nine Months	For the Years
	Ended September 30,	Ended December 31,
	2010	2009	2008	2007
(Dollars in thousands)
Gross proceeds	***	***	***	***
Carrying value of aircraft	***	***	***	***
Impairment and lease related charges	(534,828)	—	—	—

Margin on aircraft sales	***	***	***	***
Fees/commissions	***	***	***	***
Remarketing gain	***	***	***	***
Deferred gain and other activity	***	***	***	***
Conversion of sales type leases	***	***	***	***

	$(550,310)	$(11,687)	$46,838	$30,613

***	Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 19
Provision for Overhauls, page 53
13.	On page 2, you disclose that you may, in connection with the lease of a used aircraft, agree to contribute to the cost of certain major overhauls or modifications depending on the condition of the aircraft at delivery. You also state that “for certain airframe and engine overhauls, you reimburse the lessee for costs incurred up to, but not exceeding, related overhaul rentals the lessee has paid to you.” Please revise your disclosure to clarify whether you make the commitment to contribute to the costs of certain overhauls for leases in which you do not get overhaul rentals. If you do make the commitment, please disclose how you account for this commitment. Please revise your disclosures under your critical accounting policy for provisions for overhauls, as well.

The Company notes the Staff’s comment and respectfully advises the Staff that, in connection with the lease of a used aircraft, the Company may agree to contribute to the cost of certain overhauls or modifications depending upon the condition of the aircraft at delivery. The Company accounts for the contribution as a lease incentive incurred in connection with negotiating the lease and delivering aircraft to our lessees and amortizes the lease incentive over the life of the lease. Further, the Company advises the Staff that under the provisions of many leases, for certain airframe and overhauls, the Company reimburses the lessee for costs incurred up to, but not exceeding, related Overhaul Rentals the lessee has paid to the Company under lease contracts where we obtain contingent rentals and provide reimbursements to lessees. Except as disclosed above, the Company generally does not make commitments to contribute to its lessee’s costs of overhauls unless it receives overhaul rental payments from those lessees. The Company will modify its disclosures in its 2010 annual report on Form 10-K to make the disclosures surrounding overhaul reimbursements more transparent by adding the following:
“Except as disclosed above, the Company generally does not contribute to the cost of overhauls when the Company does not receive Overhaul Rentals.”
The Company respectfully refers the Staff to the Company’s response to comments 11 and 16 for further discussion of the Company’s accounting for reimbursements of overhauls and initial direct costs.
14.	You indicate that you provide a charge to operations for estimated future reimbursements at the time the overhaul rentals are paid by the lessee. You state that the charge is based on overhaul rents received and the estimated reimbursements during the life of the lease. Please provide us with a comprehensive example showing how you determined the charge for estimated future reimbursements. Please tell us the basis for this accounting treatment. Please cite the accounting literature used to support your conclusion.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 20
The Company refers the Staff to the Company’s response to comment 11 for a discussion of the Company’s accounting policy for Overhaul Rentals and basis for the accounting treatment. The Company records a provision for overhauls quarterly based on a percentage of the amount of Overhaul Rentals recognized in Revenue in the period. The “Reserve Rate” used for all overhaul rentals at September 30, 2010, was *** of the Overhaul Rentals recognized. The Reserve Rate is evaluated periodically and depends on trends in the “Overhaul Reserve.” The adequacy of the Overhaul Reserve is evaluated each quarter considering quantitative and qualitative factors assessed by the Company.

*** Utilizing all these factors, the Company quantitatively evaluates the adequacy of the Overhaul Reserve related to all aircraft for which Overhaul Rentals are received under the leases. The Company’s quantitative analysis is supplemented by the Company applying additional qualitative assessments to evaluate the quality of the results of the quantitative analysis. Examples of qualitative factors include but are not limited to (i) changes in historical pay-out rates from period to period; (ii) trends in reimbursements identified during the Company’s quarterly aircraft cost review; (iii) trends in the historical pay-out percentages for expired leases; (iv) future trends in the industry, including the overhaul model; (v) future estimates of payout rates on leases scheduled to expire; (vi) changes in the Company’s business model or aircraft portfolio strategies; and (vii) other factors affecting the future pay-out percentages.

After considering the quantitative and qualitative factors, the Company arrives at a conclusion as to the adequacy of the Overhaul Reserve. The assessments of the quantitative and qualitative factors are documented, reviewed and approved by the Company’s senior management quarterly.

15.	Please disclose whether there are circumstances in which airframe and engine overhaul costs exceed overhaul rentals received from the lessee. Please disclose which party is ultimately responsible for these airframe and engine overhaul costs. In circumstances where you are responsible for these overhaul costs or when you agree to contribute to the costs of certain major overhauls or modifications, please disclose how you account for these overhaul costs. Please tell us and disclose what consideration you gave to FASB ASC 908-360-45-2 in accounting for these costs as well the specific method you use to account for any planned major maintenance activities.

The Company respectfully advises the Staff that there are situations where overhaul costs exceed Overhaul Rentals received from the lessee or where the overhaul costs will exceed those allowable reimbursements under the lease agreement. Further, the Company respectfully refers the Staff to its response to comment 11. The lessee is contractually and legally responsible to plan for, schedule and perform all recurring

***	Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 21
and major maintenance events of the leased aircraft throughout the lease term. The Company discloses the lessee’s responsibility for overhaul costs in its 2009 10-K in Note B to the financial statements, Flight Equipment, which in part states “. . .The lessee provides and pays for normal maintenance and repairs, airframe and engine overhauls. . .”
In limited circumstances, i.e. when an aircraft is repossessed or when a lessee defaults on its lease obligations, the Company may be required to perform major maintenance on the aircraft. In these instances the Company will capitalize the costs of the overhaul, to the extent that those costs meet the recognition criteria of an asset, and amortize the costs with the aircraft. The Company will specifically add disclosures to its 2010 annual report on Form 10-K to clarify that the Company is responsible for maintenance in limited situations, as follows:
“In limited circumstances, i.e. when an aircraft is repossessed or when a lessee defaults on its lease obligations, the Company may be required to perform major maintenance on the aircraft. In these instances, if the Company has not received Overhaul Rentals under the lease, the Company capitalizes the costs of the overhaul, to the extent that those costs meet the recognition criteria of an asset, and amortizes those costs with the aircraft.”
ASC 908 provides accounting guidance relating to certain property, plant, and equipment assets for entities in the airline industry. The Company does not believe the guidance in ASC 908 applies to the Company, as it is not an airline and is not responsible for the performance of maintenance of the aircraft during the lease term.
16.	To the extent necessary, please disclose your accounting policies for any obligations related to contributions or top-up payments for maintenance related expenses that occurred prior to the current lessee or lease true-up receipts and payments required to be made by you or the lessee at the end of the lease term.

In connection with the negotiation of a lease agreement, the Company may agree to make a cash payment to the lessee during the lease. The commitment to make a future payment may include providing assistance in paying for a future maintenance event. The Company appropriately accounts for these amounts as lease incentive costs in accordance with ASC 840-20-25-6 as they are incurred in connection with the negotiation of the lease with the lessee. The Company discloses its policy for accounting for these costs in its 2009 10-K, Note B to the Financial Statements, Initial Direct Costs as follows:
“. . . Amounts paid by us to lessees, or other parties, in connection with the lease transactions are capitalized and amortized as a reduction to lease revenue over the lease term.”

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 22
The Company may receive payments from its lessees at the conclusion of a lease, rather than requiring the lessee to make the required repairs to meet return conditions, “Return Condition Payments.” These payments are generally negotiated as a concession to the lessee to facilitate an efficient return of the aircraft. This situation generally causes the aircraft to be delivered to the next lessee in a condition less than anticipated in the lease negotiations. As a result, we may provide assistance with a future maintenance event. The Return Condition Payments are recorded as a deferred liability on the Company’s balance sheet until the follow-on lessee commitment is known, including the amount the Company will be required to pay to the follow-on lessee to compensate for the deficient delivery conditions. Any amounts remaining are credited to income, once the estimate of the pay-out has been determined. The Company will add the following disclosure to its critical accounting policies:
“Depending on the delivered condition of the aircraft, the Company may agree to reimburse a lessee for certain future maintenance costs. The Company capitalizes and amortizes these costs as a reduction of lease revenue over the term of the lease, except when the Company has already established a liability for the reimbursement, in which case the reimbursement payment is charged against the liability.”
FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010
General
17.	Please address the comments above in your interim filings as well.

The Company notes the Staff’s comment and will include disclosures where applicable in its future interim filings.
Statements of Cash Flows, page 7
18.	On page 12, you disclosed that you entered into a $550 million secured term loan through a newly formed subsidiary. The proceeds from this transaction are restricted until the collateral is transferred to certain of your subsidiaries that guarantee the debt on a secured basis. Given that the proceeds from this secured term loan are restricted, please tell us how you determined that the change in your restricted cash related to this term loan represent does not represent a financing activity in your statement of cash flows. It appears that you have included the change in this restricted cash as an investing activity. Please advise or revise your statement of cash flows accordingly. Refer to FASB ASC 230-10-45-14 through 15.

The Company notes the Staff’s comment and respectfully advises the Staff, that certain of cash proceeds borrowed under a secured financing arrangement are restricted from use in the Company’s operations until certain collateralization requirements are met. The restricted cash accounts are invested in interest bearing accounts and funds become

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 23
available to the Company after the completion of each individual transfer of aircraft to a non-restricted subsidiary. The Company views the funds it holds in these restricted accounts as its cash with a contractual limitation on the Company’s ability to withdraw the invested funds at any time; accordingly, the Company considers a balance on deposit in a restricted interest bearing cash account the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. The Company therefore considers deposits and withdrawals of principal balances in restricted cash accounts a representation of a creation or return of investment, which the Company believes should generally be presented as an investing activity in the statement of cash flows and that the presentation is in accordance with ASC 230-10-45-13. The Company has reviewed ASC 230-10-45-15 and does not believe its restricted cash balances to be either of: (i) payment of dividends or other distributions to owners, including outlays to reacquire the entity’s equity instruments; (ii) repayments of amounts borrowed; (iii) other principal payments to creditors who have extended long-term credit, which indicates that most principal payments on seller-financed debt directly related to a purchase of property, plant, and equipment or other productive assets; (iv) distributions to counterparties of derivative instruments that include financing elements at inception, other than a financing element inherently included in an at-the-market instrument with no prepayments; and (v) payments for debt issue costs. The Company further advises the Staff that the proceeds from the issuance of the secured debt is shown as a financing activity in the statement of cash flows.
* * * *
The Company hereby acknowledges that:
(i)	the actions of the SEC or the Staff, acting pursuant to delegated authority, in reviewing and commenting on the 2009 10-K, the March 10-Q and the June 10-Q do not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in such filings;

(ii)	the Staff comments, and any changes to disclosure in the 2009 10-K, the March 10-Q and the June 10-Q in response to the Staff’s comments, do not foreclose the SEC from taking any action with respect to any of these filings; and

(iii)	the Company may not assert the Staff’s review of the 2009 10-K, the March 10-Q and the June 10-Q as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Division of Corporation Finance	Confidential Treatment Requested by
Securities and Exchange Commission	International Lease Finance Corporation
November 22, 2010
ILFC CTR 001 — Page 24
     If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call me at (310) 788-1999 or John-Paul Motley at (213) 430-6100.
     Thank you.

Respectfully submitted,
/s/ Frederick S. Cromer
Frederick S. Cromer
Senior Vice President and Chief Financial Officer

cc:	Mr. Alan H. Lund
Mr. John-Paul Motley, Esq., O’Melveny & Myers LLP